EXHIBIT 18


                              CLARK EQUIPMENT COMPLETES
                              -------------------------
                      SALE OF CONSTRUCTION MACHINERY INVESTMENT
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             SOUTH BEND, INDIANA, April 13, 1995 -- Clark Equipment

             Company (NYSE:  CKL) today announced the completion of the sale of its 50 percent interest in VME Group N.V. to AB

             Volvo of Sweden for $573 million.  Clark expects to record a gain on the sale of approximately $270 million, or $15.50 per share in 1995, and have net cash proceeds of $430

             million.



             VME is a major international manufacturer of wheel loaders,

             excavators, articulated haulers and rigid trucks.  VME

             sales for 1994 were $1.6 billion, and it had operating

             income of approximately $210 million.  The company has

             production plants in Sweden, North America, Germany and

             Brazil with 6,900 employees worldwide.



             Clark Equipment Company designs, manufacturers and markets compact construction machinery, asphalt paving equipment,

             golf cars, light utility vehicles, and axles and

             transmissions for off-highway equipment.